UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 24, 2014

ACCESS MIDSTREAM PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-34831	80-0534394
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

525 Central Park Drive, Oklahoma City, Oklahoma	73105
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 413-1023

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement.

On October 24, 2014, Access Midstream Partners, L.P. (“ACMP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Access Midstream Partners GP, L.L.C. (“ACMP General Partner”), Williams Partners L.P. (“WPZ”), Williams Partners GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”), and VHMS LLC (“Merger Sub” and, together with ACMP and ACMP General Partner, the “ACMP Parties”). Pursuant to the Merger Agreement, (1) Merger Sub, a direct wholly owned subsidiary of ACMP, will be merged with and into WPZ, with WPZ being the surviving limited partnership (the “Merger”), and (2) WPZ General Partner will be merged with and into ACMP General Partner, with ACMP General Partner being the surviving limited liability company (the “GP Merger”).

Under the terms of the Merger Agreement, (i) each outstanding common unit representing limited partner interests in WPZ (“WPZ Common Units”) that is held by a unitholder other than The Williams Companies, Inc. (“Williams”), Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and their respective subsidiaries (collectively, other than ACMP and its subsidiaries and WPZ and its subsidiaries, the “Williams Parties”) will be converted into the right to receive 0.86672 newly issued common units of ACMP (“ACMP Common Units” and such exchange ratio, the “Public Exchange Ratio”) and (ii) each outstanding WPZ Common Unit held by the Williams Parties will be converted into the right to receive 0.80036 ACMP Common Units (the “Williams Parties Exchange Ratio” and, together with the Public Exchange Ratio, the “Exchange Ratio”), in each case in consideration for each WPZ Common Unit that such holder owns at the effective time of the Merger. All of the general partner interests in WPZ (the “WPZ General Partner Interest”) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive ACMP general partner interests (the “ACMP General Partner Interest”) such that, immediately following consummation of the GP Merger, the ACMP General Partner’s ACMP General Partner Interest will represent, in the aggregate, 2% of the outstanding ACMP partnership interest. Prior to the closing of the Merger, each Class D limited partner unit of WPZ (the “WPZ Class D Units” and together with the WPZ Common Units, the “WPZ Units”), all of which are held by Williams or its affiliates, will be converted into WPZ Common Units on a one-for-one basis pursuant to the terms of the WPZ partnership agreement.

Following the closing of the Merger, it is anticipated that WPZ will merge with and into ACMP, with ACMP surviving (the “Subsequent Merger”), and that ACMP will change its name to Williams Partners L.P.

As promptly as practicable following the satisfaction of specified conditions to closing set forth in the Merger Agreement, the ACMP General Partner intends to cause ACMP to effect a subdivision of each ACMP Common Unit into 1.06152 ACMP Common Units and of each Class B unit of ACMP (the “ACMP Class B Units”) into 1.06152 ACMP Class B Units (the “ACMP Pre-Merger Unit Split”). The record date and payment date for the ACMP Pre-Merger Unit Split will each be the business day immediately prior to the closing date of the Merger, and holders of WPZ Units will not be entitled to participate in the ACMP Pre-Merger Unit Split with respect to their WPZ Units.

The conflicts committee (the “WPZ Conflicts Committee”) of the board of directors of WPZ General Partner (the “WPZ Partners Board”) has unanimously in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are advisable, fair and reasonable to, and in the best interests of, WPZ and the holders of WPZ Common Units that are not held by the Williams Parties (“WPZ Public Common Units”), and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the Williams Partners Board. Based upon such approval, the Williams Partners Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of WPZ Units. The conflicts committee (the “ACMP Conflicts Committee”) of the board of directors of ACMP General Partner (the “ACMP Board”) has unanimously in good faith approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and determined that they are advisable, fair and reasonable to, and in the best interests of, ACMP and the holders of ACMP Common Units that are not held by Williams or its affiliates (“ACMP Public Common Units”) and resolved to recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the ACMP Board. Based upon such approval, the ACMP Board (on behalf of ACMP and Merger Sub) has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger.

Completion of the Merger is conditioned upon, among other things: (1) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding WPZ Units; (2) all material required governmental consents and approvals in connection with the Merger having been made or obtained; (3) the absence of legal injunctions or impediments prohibiting the Merger transactions; (4) the effectiveness of a registration statement on Form S-4 with respect to the issuance of ACMP Common Units in the Merger; (5) the conversion of all WPZ Class D Units into WPZ Common Units; (6) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the ACMP Common Units to be issued in the Merger; (7) the occurrence of the ACMP Pre-Merger Unit Split; and (8) the adoption and effectiveness of Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of ACMP.

Pursuant to the terms of a Support Agreement, dated as of October 24, 2014, among ACMP, WPZ and Williams Gas Pipeline (the “Support Agreement”), Williams Gas Pipeline, which as of October 24, 2014, beneficially owned 279,472,244 WPZ Common Units and 26,475,507 WPZ Class D Units representing approximately 65.63% of the outstanding WPZ Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “WGP Written Consent”). The delivery of the WGP Written Consent (or, if applicable, vote) by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger.

The Merger Agreement also contains (i) customary representations and warranties of the WPZ Parties and the ACMP Parties, and (ii) covenants of the WPZ Parties and the ACMP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement contains provisions granting both WPZ and ACMP the right to terminate the Merger Agreement for certain reasons, including, among others, if: (1) the Merger is not completed on or before April 30, 2015 (the “Termination Date”); (2) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting consummation of the Merger; or (3) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date;

The foregoing description of the Merger, the GP Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 99.2, and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about WPZ, ACMP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of WPZ, ACMP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by WPZ and ACMP. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of WPZ and ACMP make with the Securities and Exchange Commission (“SEC”).

Important Information:

In connection with the proposed transaction, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on form 10-K for the fiscal year ended December 31, 2013, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to WPZ and ACMP and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither WPZ nor ACMP assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

Item 5.02.	Departure of Directors or Certain Officers; Appointment of Certain Officers.

Following the closing of the Merger, it is expected that J. Mike Stice will continue in his role as a director of ACMP General Partner. Stice, who currently serves as chief executive officer of ACMP General Partner, will retire as an officer of ACMP General Partner upon the closing of the Merger.

Robert S. Purgason, the current chief operating officer of ACMP General Partner, is expected to join The Williams Companies, Inc. (“Williams”) as senior vice president overseeing the operations of ACMP. Purgason will report directly to Williams’ president and chief executive officer Alan Armstrong. When the Merger is complete, it is expected that Purgason also will serve as one of the senior vice presidents of ACMP General Partner, rather than as its chief operating officer.

David C. Shiels, who currently serves as chief financial officer of ACMP General Partner, will leave ACMP General Partner to pursue other opportunities after the closing of the Merger. He will continue in his current role until the closing of the Merger.

Upon the closing of the Merger, it is expected that Alan S. Armstrong and Donald R. Chappel will serve ACMP as ACMP General Partner’s chief executive officer and chief financial officer, respectively. Chappel currently serves as chief financial officer of Williams and WPZ.

Item 7.01.	Regulation FD Disclosure

On October 26, 2014, Williams, ACMP and WPZ issued a joint press release announcing, among other things, the entry into the Merger Agreement. A copy of the joint press release is furnished and attached as Exhibit 99.1 and is incorporated herein by reference.

The information furnished is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger dated as of October 24, 2014, by and among Williams Partners L.P., Williams Partners GP LLC, Access Midstream Partners, L.P., Access Midstream Partners GP, L.L.C., and VHMS LLC.

99.1	Press Release, dated October 26, 2014.

99.2	Support Agreement, dated as of October 24, 2014, by and among Access Midstream Partners, L.P., Williams Partners L.P., and Williams Gas Pipeline Company, LLC.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS MIDSTREAM PARTNERS, L.P.

By:	Access Midstream Partners GP, L.L.C.,
its General Partner

By:	/s/ David Shiels
David Shiels
Chief Financial Officer

DATED: October 27, 2014

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger dated as of October 24, 2014, by and among Williams Partners L.P., Williams Partners GP LLC, Access Midstream Partners, L.P., Access Midstream Partners GP, L.L.C., and VHMS LLC.

99.1	Press Release, dated October 26, 2014.

99.2	Support Agreement, dated as of October 24, 2014, by and among Access Midstream Partners, L.P., Williams Partners L.P., and Williams Gas Pipeline Company, LLC.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.